UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

WORLD WRESTLING ENTERTAINMENT, INC.
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(Name of Issuer)

Class A Common Stock, $0.01 par value
----------------------------------
(Title of Class of Securities)

98156Q108
--------------------
(CUSIP Number)

December 29, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/     /           Rule 13d-1(b)
/ X /           Rule 13d-1(c)
/    /           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 98156Q108

1.	Names of Reporting Persons.
Shane B. McMahon ------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
(a) ------ (b) ------
3.	SEC Use Only
---------------------------------------------
4.	Citizenship or Place of Organization	United States -------------------

Number of	5. Sole Voting Power	313,069 -------------------
Shares
Beneficially	6. Shared Voting Power	0 -------------------
Owned by
Each Reporting	7. Sole Dispositive Power	2,162,462 -------------------
Person
With:	8. Shared Dispositive Power	0 -------------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,162,462 -------------------
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	--------
11.	Percent of Class Represented by Amount in Row (9)	7.1% --------
12.	Type of Reporting Person	IN ---------

SCHEDULE 13G
CUSIP NO. 98156Q108

1.	Names of Reporting Persons.
Shane B. McMahon Trust u/a Vincent K. McMahon Irrev Trust dtd. 12/23/2008 -----------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
(a) ------ (b) ------
3.	SEC Use Only
---------------------------------------------
4.	Citizenship or Place of Organization	State of Connecticut -------------------

Number of	5. Sole Voting Power	1,849,393 -------------------
Shares
Beneficially	6. Shared Voting Power	0 -------------------
Owned by
Each Reporting	7. Sole Dispositive Power	1,849,393 -------------------
Person
With:	8. Shared Dispositive Power	0 -------------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,849,393 -------------------
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	--------
11.	Percent of Class Represented by Amount in Row (9)	6.2% --------
12.	Type of Reporting Person	OO ---------

SCHEDULE 13G
CUSIP NO. 98156Q108

Explanatory Note

This Statement on Schedule 13G relates to the 1,849,393 shares of the Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company”) held by the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “Trust”) and additional shares of Class B Common Stock beneficially owned by Shane B. McMahon.  Shane McMahon is the beneficiary and Investment Director of the Trust, and possesses sole dispositive control over the shares of Class B Common Stock held by the Trust.  Class B Common Stock is fully convertible into shares of the Company’s Class A Common Stock, $.01 par value per share, on a one-for-one basis, at any time at the option of the holder.

Item 1.

(a)           Name of Issuer

World Wrestling Entertainment, Inc.
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(b)           Address of Issuer’s Principal Executive Offices

1241 East Main Street
Stamford, Connecticut 06902
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Item 2.

(a)           This Statement on Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)           Shane B. McMahon (“Mr. McMahon”)

(ii)           Shane B. McMahon Trust u/a
Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “Trust”)
-------------------------------------------------------

(b)           The address of the Principal Business Office of the Reporting Persons is:

c/o World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902
-------------------------------------------------------

(c)           Citizenship:

(i) Mr. McMahon is a citizen of the United States of America.

(ii) The Trust is an entity organized under the laws of the State of Connecticut.

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(d)           Title of Class of Securities

Class A Common Stock, $0.01 par value
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(e)           CUSIP Number

98156Q108
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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act;

(b)	/ /	Bank as defined in section 3(a)(6) of the Act;

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	/ /	A non-U.S. institution, in accordance with §240.13d-1(b)(l)(ii)(J);

(k)	/ /	Group, in accordance with §240.13d-1(b)(l)(ii)(K)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. McMahon:

SCHEDULE 13G
CUSIP NO. 98156Q108

(a)	Amount beneficially owned:	2,162,462
(b)	Percent of class:	7.1%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	313,069
	(ii) Shared power to vote or to direct the vote	-0-
	(iii) Sole power to dispose or to direct the disposition of	2,162,462
	(iv) Shared power to dispose or to direct the disposition of	-0-
The Trust:
(a)	Amount beneficially owned:	1,849,393
(b)	Percent of class:	6.2%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	1,849,393
	(ii) Shared power to vote or to direct the vote	-0-
	(iii) Sole power to dispose or to direct the disposition of	1,849,393
	(iv) Shared power to dispose or to direct the disposition of	-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [     ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 98156Q108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2011
Date

         /s/ Shane B. McMahon
Name:  Shane B. McMahon

SHANE B. MCMAHON TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

         /s/ Shane B. McMahon
Name: Shane B. McMahon
Title: Beneficiary and investment director of the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

SCHEDULE 13G
CUSIP NO. 98156Q108

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share, of World Wrestling Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned have executed this Joint Filing Agreement this 31st day of December, 2011.

         /s/ Shane B. McMahon
Name:  Shane B. McMahon

SHANE B. MCMAHON TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

         /s/ Shane B. McMahon
Name: Shane B. McMahon
Title: Beneficiary and investment director of the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008